NEWS RELEASE

Pan American Silver Releases 2024 Sustainability Report
Vancouver, B.C. - May 29, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released its 2024 Sustainability Report (the "Report"), outlining Pan American's approach and performance in environmental, social and governance (ESG) matters. Spanish and Portuguese versions of the Report will be available shortly.
Highlights of Pan American's 2024 ESG performance include:
•Reduced water use by over 220,000 m3 compared to the 2024 base case1.
•Completed the installation of a new filter tailings storage facility at the Huaron mine in Peru.
•Surpassed the annual greenhouse gas emissions (GHG) reduction target, which keeps the Company on track to reduce its global Scope 1 and 2 GHG emissions by at least 30% by 20302.
•Contributed US$20.3 million to local communities, including the launch of three new economic development programs. Health and education programs are also a focus of the Company’s community investments.
•Women accounted for 23% of hires in approved and budgeted vacant positions.
•Evaluated 264 suppliers through the new supplier due diligence platform.
The Report outlines Pan American’s 2025 ESG performance goals and has been prepared in alignment with the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Metals & Mining Sustainability Accounting Standard. The Report also contains information that considers the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).
This Report marks the 15th annual Sustainability Report published by Pan American. For more information on Pan American's sustainability efforts and to access all reports, visit https://www.panamericansilver.com/sustainability/
Pan American also reported today its progress toward conformance with the World Gold Council’s Responsible Gold Mining Principles (RGMP). These principles establish clear expectations for consumers, investors and the downstream gold supply chain regarding responsible gold mining.
S&P Global ranks Pan American in the top 10% of the Metals & Mining Industry
Pan American’s ESG performance in 2024 was recognized by S&P Global, placing the Company in the top 7% of the Metals & Mining industry. Additionally, Pan American was included in the S&P Global Sustainability Yearbook 2025, which distinguishes companies demonstrating strong commitments to responsible mining, environmental stewardship, and transparent reporting. The Company’s ESG performance improvements were also acknowledged by MSCI Inc., which upgraded Pan American’s score from BBB to A.
(1)The 2024 base case represents Pan American's projected 2024 water use as calculated using its life of mine plans adjusted for annual production guidance.
(2)From our updated 2019 baseline GHG emissions projections.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “PAAS". Learn more at panamericansilver.com.
For more information contact:
Brent Bergeron
Senior VP, Corporate Affairs & Sustainability
Ph: 604-684-1175

PAN AMERICAN SILVER CORP.	1

Email: ir@panamericansilver.com
Christian Del Valle
Senior Director, Corporate Affairs and ESG Engagement
Ph: 604-684-1175
Email: esg@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated reduction of the Company’s global Scope 1 and 2 GHG emissions by at least 30% by 2030.
These forward-looking statements and information reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: Pan American’s ability to continue to achieve its GHG emissions reduction objectives, and the timing for any such achievements; future changes in the environment and climate that may be unanticipated and the impacts on our business, availability of funds for Pan American’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations and activities; and our ability to comply with environmental, health and safety, and other laws. The foregoing list of assumptions is not exhaustive.
Forward-looking statements and information involve many known and unknown risks, uncertainties and other factors that could cause actual results or performance to be materially different from the results or performance that are or may be expressed or implied by such forward-looking statements or information, including, but not limited to, factors, such as: metal price fluctuations, fluctuation in the costs of energy, labour, materials and other inputs, fluctuations in currency markets and exchange rates, operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, and severe weather events); risks relating to the credit worthiness, financial condition or business practices of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, as well as other legal or economic developments, in the jurisdictions where we may carry on business; and those factors identified under the heading “Risks Related to Our Business” in Pan American’s most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and with Canadian provincial securities regulatory authorities, respectively. Pan American has attempted to identify important factors, but there may be other factors that cause results not to be as anticipated, estimated, intended or described. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements and information. Pan American does not intend, nor assume, any obligation to update or revise forward-looking statements and information except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2